Mail Stop 3561

March 29, 2006

Via Fax and U.S. Mail

Mr. Michael Strauss
American Home Mortgage Securities LLC
538 Broadhollow Road
Melville, New York 11747

Re: **American Home Mortgage Securities LLC**
        Amendment No. 1 to Registration Statement on Form S-3
        Filed March 23, 2006
        File No. 333-131636

Dear Mr. Strauss:

        We have reviewed your responses to the comments in our letter dated March 6, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

General

1. We note you response to prior comment 3. We also note that you reference the inclusion of mortgage securities in the asset pool on page 73 of the base prospectus and page S-32 of prospectus supplement #2. Please revise accordingly.

2. We note your response to prior comment 6 and re-issue the comment. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

3. We note your response to prior comments related to the cover pages of the supplements. Specifically, we refer you to prior comments 8, 9 and 19. We re-issue these comments.

4. It appears that certain revisions were made to the publicly-filed version of your document but not to the marked copy provided by counsel. For example, we note that the cover pages of the prospectus supplements in the publicly-filed version are different from those provided by counsel. Please ensure that the next round of marked copies accurately reflect the changes you have made to your filing. Additionally, please confirm that the items noted above are the only inconsistencies between your publicly-filed amendment and the marked version you provided for our review or provide us with a list of other differences.

5. We note your response to prior comment 22. Please confirm that you will disclose as of the applicable cut-off date both the number of delinquent loans and the aggregate balance of the delinquent loans for each 30/31 day bucket through charge-off. Additionally, please revise the delinquency and loss tables in your supplements accordingly.

Prospectus Supplement #1

Summary of Prospectus Supplement, page S-4

6. While we note the disclosure you have added in response to prior comment 24, please further expand the bracketed language you have provided to illustrate the form of disclosure you would provide in response to Item 1103(a)(5), if applicable.

Transaction Structure, page S-12

7. We re-issue prior comment 17. Please provide us with samples of your proposed diagrams.

Base Prospectus

Other Financial Obligations Related to the Securities, page 56

8. We note your response to prior comment 29. Please provide us more information on how the proposed credit default swaps will protect against defaults and losses on mortgage loans or to a class of offered securities. How will they operate? For instance, will the issuing entity pay premiums to the counterparty? What happens when a credit event occurs? Please refer to the discussion at Section III.A.2. of the Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905) and footnote 68.

Purchase Obligations, page 58

9. Please explain whether the trustee, issuing entity, or a party designated by the issuing entity will have the power to exercise the put option. If so, please explain

whether such purchase obligations are consistent with the requirements of Rule 3a-7 of the Investment Company Act of 1940 ("1940 Act"). Specifically, please explain whether the sale of the issuing entity's assets pursuant to an agreement based on a conditional event is consistent with the requirement in Rule 3a-7(a)(3) that the assets disposed of by the issuing entity are not done for the primary purpose of recognizing gains or decreasing losses resulting from market value changes. Please also explain whether the sale of the issuing entity's assets is consistent with the requirement in Rule 3a-7(a)(1) that the issuing entity issue fixed-income or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.

Alternatively, please explain whether the issuing entity will be relying on a different exception or exemption from the 1940 Act. If, for example, the issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity's asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C). Please note that, in the staff's view, an issuer is not excepted under Section 3(c)(5)(C) unless at least 55% of its assets directly consist of "mortgages and other liens on and interests in real estate" and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer's assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer's assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

       Sincerely,

       Sara D. Kalin
       Branch Chief—Legal

cc: Via Facsimile (212) 912-7751
       Mr. Richard Simonds, Esq.
       Thacher Proffitt & Wood LLP
       Telephone: (212) 912-7472